UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                      KHD Humboldt Wedag International Ltd.
             -------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    482462108
                   -------------------------------------------
                                 (CUSIP Number)


                                January 23, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Steven A. Werber, Jr.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,584,194
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,584,194

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,584,194

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     5.3%

12.  Type of Reporting Person (See Instructions)

     IN


                               Page 2 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Daniel J. Barker

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,584,194
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,584,194

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,584,194

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     5.3%

12.  Type of Reporting Person (See Instructions)

     IN


                               Page 3 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Capital Advisors, LLC

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,584,194
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,584,194

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,584,194

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     5.3%

12.  Type of Reporting Person (See Instructions)

     IA


                               Page 4 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Capital, LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                   188,095
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER              188,095

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     188,095

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.6%

12.  Type of Reporting Person (See Instructions)

     PN


                               Page 5 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Capital (QP), LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                   232,438
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER              232,438

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     232,438

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.8%

12.  Type of Reporting Person (See Instructions)

     PN


                               Page 6 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Offshore Capital, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                 1,091,023
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER            1,091,023

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,091,023

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     3.6%

12.  Type of Reporting Person (See Instructions)

     CO


                               Page 7 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Global Deep Value, LP

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                    48,585
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER               48,585

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     48,585

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.2%

12.  Type of Reporting Person (See Instructions)

     PN


                               Page 8 of 15 Pages

CUSIP No. 482462108

1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     Apis Global Deep Value Offshore, Ltd.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Cayman Islands

NUMBER OF                     5.  SOLE VOTING POWER                           0
SHARES
BENEFICIALLY                  6.  SHARED VOTING POWER                    24,053
OWNED BY EACH
REPORTING                     7.  SOLE DISPOSITIVE POWER                      0
PERSON WITH:
                              8.  SHARED DISPOSITIVE POWER               24,053

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     24,053

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)

     0.1%

12.  Type of Reporting Person (See Instructions)

     CO


                               Page 9 of 15 Pages

                                EXPLANATORY NOTE

Item 1.

(a) The name of the issuer is KHD Humboldt Wedag International Ltd. (the "Issuer").

(b) The principal executive offices of the Issuer are located at Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2.

(a) This Statement on Schedule 13G (this "Statement") is being filed by (i) Apis Capital, LP, a Delaware limited partnership ("Apis Capital"), (ii) Apis Capital (QP), LP, a Delaware limited partnership ("Apis QP"),
         (iii) Apis Capital Offshore, Ltd., a Cayman Islands exempted company ("Apis Offshore"), (iv) Apis Global Deep Value, LP, a Delaware limited partnership ("Apis Deep Value"), (v) Apis Global Deep Value Offshore, Ltd., a Cayman Islands exempted company ("Apis Deep Value Offshore", and together with Apis Capital, Apis QP, Apis Offshore and Apis Deep Value, the "Funds"), (vi) Apis Capital Advisors, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as the general partner and/or investment manager of the Funds, (vii) Steven A. Werber, Jr. and (viii) Daniel J. Barker (all of the foregoing, collectively, the "Filers"). Each Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Messrs. Werber and Barker are the Managing Members of the Investment Manager and the Portfolio Managers for the Funds. The Funds directly own all of the respective shares reported in this Statement. Messrs. Werber and Barker and the Investment Manager may be deemed to share with the Funds voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b) The principal business office of Messrs. Werber and Barker, Apis Capital, Apis QP, Apis Deep Value and the Investment Manager is:

         53 Forest Avenue, Suite 103
         Old Greenwich, Connecticut 06870
         USA

         The principal business office of Apis Offshore and Apis Deep Value Offshore is:

         c/o dms Corporate Services Ltd.
         Ansbacher House
         20 Genesis Close, George Town
         PO Box 1344
         Grand Cayman KY1-1108
         Cayman Islands

                               Page 10 of 15 Pages

(c)      For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, without par value, of the Issuer (the "Common Stock").

(e) The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is based on 30,181,390 shares of Common Stock outstanding as of September 30, 2007, as reported on the Issuer's Current Report on Form 6-K filed on November 14, 2007.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.


                               Page 11 of 15 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 12 of 15 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 1, 2008

                               DANIEL J. BARKER
                               APIS CAPITAL ADVISORS, LLC
                               APIS CAPITAL, LP
                               APIS CAPITAL (QP), LP
                               APIS CAPITAL OFFSHORE, LTD.
                               APIS GLOBAL DEEP VALUE, LP
                               APIS GLOBAL DEEP VALUE OFFSHORE, LTD.


                               By: /s/ Daniel J. Barker
                                   ---------------------------------------------
                                   Daniel J. Barker, for himself, as Managing
                                   Member of the Investment Manager and as
                                   Portfolio Manager of each of the Funds


                               /s/ Steven A. Werber, Jr.
                               -------------------------------------------------
                               Steven A. Werber, Jr.



                               Page 13 of 15 Pages

                                  EXHIBIT INDEX

Exhibit No.       Document
-----------       ----------------------
    1             Joint Filing Agreement











                               Page 14 of 15 Pages

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, without par value, of KHD Humboldt Wedag International Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated:  February 1, 2008


                               DANIEL J. BARKER
                               APIS CAPITAL ADVISORS, LLC
                               APIS CAPITAL, LP
                               APIS CAPITAL (QP), LP
                               APIS CAPITAL OFFSHORE, LTD.
                               APIS GLOBAL DEEP VALUE, LP
                               APIS GLOBAL DEEP VALUE OFFSHORE, LTD.


                               By: /s/ Daniel J. Barker
                                   ---------------------------------------------
                                   Daniel J. Barker, for himself, as Managing
                                   Member of the Investment Manager and as
                                   Portfolio Manager of each of the Funds


                               /s/ Steven A. Werber, Jr.
                               -------------------------------------------------
                               Steven A. Werber, Jr.




                               Page 15 of 15 Pages